Exhibit 3.1

ARTICLES OF INCORPORATION

OF

BLACK RIDGE OIL & GAS, INC.

The undersigned, being a natural person over the age of 18 years, for the purpose of forming a business corporation under and pursuant to the provisions of the General Corporation Law of Nevada, does hereby adopt the following Articles of Incorporation:

Article I

The name of this corporation is Black Ridge Oil & Gas, Inc.

Article II

The address of the registered office of this corporation is 311 S. Division Street, Carson City, Nevada 89703, and the registered agent at that address is The Corporation Trust Company of Nevada.

Article III

The aggregate amount of authorized capital stock of the corporation shall be five hundred twenty million (520,000,000) shares, each with a par value of $0.001 per share, divided into five hundred million (500,000,000) shares of common stock, and twenty million (20,000,000) shares of preferred stock.

Article IV

The board shall have authority to establish more than one class or series of shares of this corporation, and the different classes and series shall have such relative rights and preferences, with such designations, as the board may by resolution provide.

Article V

The corporation shall be governed by a board of directors. The first board of directors shall consist of one individual, as follows:

Kenneth DeCubellis

10275 Wayzata Blvd. Suite 310

Minnetonka, Minnesota 55305

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Article VI

The shareholders shall take action by the affirmative vote of the holders of a majority of the voting power of the shares present and entitled to vote at a duly held meeting.

Article VII

The board shall take action by the affirmative vote of a majority of the directors present at a duly held meeting.

Article VIII

Any action required or permitted to be taken at a board meeting, if such action need not be approved by the shareholders, may be taken by written action signed by the number of directors that would be required to take the same action at a meeting of the board at which all directors were present.

Article IX

A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. The foregoing shall not be deemed to eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct, fraud or a knowing violation of law, (iii) the payment of distributions in violation of NRS 78.300 (iv) for any transaction from which the director derived any improper personal benefit, or (v) for any act or omission occurring prior to the effective date of this Article. Any repeal or modification of this paragraph by the shareholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

Article X

The name and address of the incorporator are:

Jill R. Radloff

150 S. 5th Street, Suite 2300

Minneapolis, Minnesota 55402

[Signature page follows.]

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IN WITNESS WHEREOF, these Articles have been executed this 4th day of December, 2012.

/s/ Jill R. Radloff

Incorporator

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